EXHIBIT 10.1



July 16, 2007

The Dixie Group, Inc.
2208 South Hamilton Street
Dalton, Georgia 30721
Attention: President

      Re: Bank of America, N.A., as Agent -- The Dixie Group, Inc.

Ladies and Gentlemen:

      Reference is hereby made to that certain Amended and Restated Loan and Security Agreement dated April 14, 2004, as amended by that certain First Amendment to Amended and Restated Loan and Security Agreement dated November 10, 2004, that certain Second Amendment to Amended and Restated Loan and Security Agreement dated July 27, 2005, that certain Third Amendment to Amended and Restated Loan and Security Agreement dated May 3, 2006, and that certain Fourth Amendment to Amended and Restated Loan and Security Agreement dated October 25, 2006 (as at any time amended, restated, modified or supplemented, the "Loan Agreement"), between The Dixie Group, Inc., a Tennessee corporation ("Borrower"); each of the subsidiaries of Borrower as guarantors ("Guarantors"); Bank of America, N.A., a national bank ("Agent"), in its capacity as collateral and administrative agent for the Lenders (as defined in the Loan Agreement); and Lenders. Capitalized terms used herein, unless otherwise defined herein, shall have the meaning ascribed to such terms in the Loan Agreement.

      The parties desire to amend the Loan Agreement as hereinafter set forth.

      NOW, THEREFORE, for and in consideration of Ten Dollars ($10.00) in hand paid and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

      1.   **Amendment to Loan Agreement.** The Loan Agreement is hereby amended as follows:

      By deleting the reference to "$10,000,000" contained in the definition of "Permitted Purchase Money Debt" set forth in Appendix A to the Loan Agreement and by substituting a reference to "$20,000,000."

      2.   **Acknowledgements and Stipulations; Representation and Warranties**. By its signature below, each Obligor (a) acknowledges and stipulates that (i) the Loan Agreement and the other Loan Documents executed by such Obligor are legal, valid and binding obligations of such Obligor that are enforceable against such Obligor in accordance with the terms thereof, (ii) all of the Obligations are owing and payable without defense, offset or counterclaim (and to the extent there exists any such defense, offset or counterclaim on the date hereof, the same is

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(ii) all of the Obligations are owing and payable without defense, offset or counterclaim (and to the extent there exists any such defense, offset or counterclaim on the date hereof, the same is hereby waived by such Obligor) and (iii) the security interests and liens granted by such Obligor in favor of Agent, for the benefit of itself and Lenders, are duly perfected, first priority security interests and Liens; and (b) represents and warrants to Agent and Lenders, to induce each of Agent and Lenders to enter into this letter agreement, that (i) the execution, delivery and performance of this letter agreement has been duly authorized by all requisite company action on the part of such Obligor, and (ii) all of the representations and warranties made by such Obligor in the Loan Agreement and the other Loan Documents are true and correct on and as of the date hereof.

3.   **No Novation.** Except as otherwise expressly provided in this letter agreement, nothing herein shall be deemed to amend or modify any provision of the Loan Agreement or any of the other Loan Documents, each of which shall remain in full force and effect. This letter agreement is not intended to be, nor shall it be construed to create, a novation or accord and satisfaction, and the Loan Agreement as herein modified shall continue in full force and effect.

4.   **Miscellaneous**. This letter agreement shall be governed by and construed in accordance with the internal laws of the State of Georgia. This letter agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns. The parties acknowledge that this letter agreement may be executed in any number of counterparts and by different parties on separate counterparts, each of which, when so executed, shall be deemed to be an original, but all such counterparts shall constitute one and the same agreement. Any signature delivered by a party by facsimile or portable document file by electronic mail transmission shall be deemed to be an original signature hereto.

Please confirm your agreement with all of the foregoing by signing in the space provided below and return a copy of this letter to us.

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signatures begin on following page]

Very truly yours,

BANK OF AMERICA, N.A.,
as Agent and sole Lender

By: /s/ James C. Wells
Name: James C. Wells
Title: Vice President

ACKNOWLEDGED AND AGREED:

THE DIXIE GROUP, INC. ("Borrower")

By: /s/ Gary A. Harmon
Name: Gary A. Harmon
Title: Vice President & CFO

FABRICA INTERNATIONAL, INC.,
formerly known as Fabrica International
("Guarantor")

By: /s/ Gary A. Harmon
Name: Gary A. Harmon
Title: Vice President

BRETLIN, INC. ("Guarantor")

By: /s/ Gary A. Harmon
Name: Gary A. Harmon
Title: President

CANDLEWICK YARNS, INC.
("Guarantor")

By: /s/ Gary A. Harmon
Name: Gary A. Harmon
Title: President

[Signatures continued on following page]

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DIXIE GROUP LOGISTICS, INC.
("Guarantor")

By: /s/ Gary A. Harmon
Name: Gary A. Harmon
Title: President

MASLAND CARPETS, LLC
("Guarantor")

By: /s/ Gary A. Harmon
Name: Gary A. Harmon
Title: Chief Manager